  Exhibit 99.1
AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES COMPREHENSIVE PARTNERSHIP FOR OVAREX® MAb
- Solidifies product manufacturing and distribution throughout Europe and Middle East -

•	Sigma-Tau Group to market OvaRex® MAb in the UK, France and other EU countries
•	Tecnogen to manufacture and supply OvaRex® MAb to most of Europe and the Middle East
•	Supply and distribution secured to approximately 40% of the global ovarian cancer market
•	ViRexx Ireland to receive net effective royalty of approx. 25% of Europe and Middle East net sales
•	Milestone payments to include an immediate equity investment of Cdn$2.0 million

EDMONTON, ALBERTA - November 6, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B and C and embolotherapy treatments for tumors, today announced that its wholly owned Irish subsidiary, ViRexx International Corp., has entered into a Licensing and Supply Agreement and a Securities Purchase Agreement with Defiante Farmaceutica, Lda., as well as a Manufacturing and Supply Agreement with Tecnogen S.C.p.A subsidiaries of Sigma-Tau of Rome, Italy, for the manufacturing, licensing and distribution of OvaRex® MAb to its remaining unlicensed European territories, which include the U.K., Ireland, France, Sweden, Finland and other countries. Pursuant to the agreements, Defiante’s and ViRexx’s existing European licensing partners will market and distribute the product throughout most of Europe and the Middle East. The Manufacturing and Supply Agreement is expected to be ratified by Tecnogen’s Board of Directors when they next meet in January 2007. After such ratification, Tecnogen will manufacture and supply OvaRex® MAb for all of ViRexx’s European licensing partners.

The agreement results in a net effective royalty of approximately 25% to ViRexx Ireland on net sales of OvaRex® MAb in the European and Middle Eastern countries. Under the terms of the agreements, Defiante will purchase up to approximately Cdn$6.5 million in newly issued shares of ViRexx. Defiante will immediately purchase 1,818,182 units of ViRexx at a price of Cdn$1.10 per unit, for proceeds of Cdn$2.0 million. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles Defiante to purchase one common share of ViRexx at a price of Cdn$1.25 for a period of 24 months.

The agreements make it possible for ViRexx to avoid the costs associated with building a GMP facility, estimated at up to US$10 million, as well as the costs of technology transfer and scale up which will now be borne by Tecnogen in preparation for the manufacture of OvaRex® MAb.

“The territories covered by these agreements represent approximately 40% of the global ovarian cancer market. Sigma-Tau’s experience and network in Europe is a significant asset to ViRexx and we believe this comprehensive agreement is an important step in the path toward the European commercialization of OvaRex® MAb,” said Dr. Lorne Tyrrell, CEO of ViRexx. “Sigma-Tau is a proven successful marketer of specialty pharmaceutical products in Europe and the U.S., as well as a highly respected manufacturer of pharmaceutical and biological products. In addition to accessing a strong commercialization partner in Sigma-Tau, Tecnogen’s manufacturing capabilities eliminate the need for us to make a significant capital expenditure on a stand alone manufacturing facility.”

“OvaRex® MAb fits perfectly with our strategy of becoming Europe’s premier supplier of medications that represent solutions for unmet medical needs,” said Dr. Claudio Cavazza, Founder and President of Sigma-Tau. “We are very excited about making this product available to ovarian cancer patients who otherwise would have no treatment options following surgery and chemotherapy.”

OvaRex® MAb, a first-in-class therapy for the treatment of late-stage ovarian cancer, is currently the subject of two identical Phase III clinical trials (IMPACT I and II) in the U.S. that are being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. Unither has completed enrollment of its targeted 177 patients in each trial. The primary endpoint for each trial is time-to-relapse comparing OvaRex® MAb and placebo, in a 2:1 treatment ratio. The primary data analysis of the two Phase III studies is scheduled to begin after the 118th relapse event in IMPACT II.

With these agreements, Defiante has retained the rights to license and supply OvaRex® MAb in the UK, France, Sweden, Finland, the Netherlands, the Republic of Ireland, Denmark, Belgium and Luxembourg.

In the U.S. and the E.U., more than 65,000 women are diagnosed annually with ovarian cancer. In these territories, the total market for Stage III/IV ovarian cancer patients who are candidates for OvaRex® MAb therapy is estimated by Clarus Securities at approximately US$650 million.

ViRexx would like to thank L.G. Zangani LLC for its advisory role in the completion of this agreement.

About Ovarian Cancer
In the United States, Canada and Europe, ovarian cancer causes more deaths than any other gynecological cancer. Affecting 1 in 55 women in the U.S., ovarian cancer exhibits very vague symptoms, making it difficult to detect, and earning it the title “The Disease That Whispers”. It is rarely diagnosed before it has advanced to late stage disease, having spread beyond the ovaries and into the abdomen. First-line treatment for ovarian cancer is based on surgery followed by chemotherapy. The average survival of stage III/IV patients is approximately 30 months following diagnosis, and only 20% of these patients survive for five years.

Despite the large number of patients who achieve clinical remission following first-line treatment of surgery and chemotherapy, approximately 90% eventually suffer a recurrence of their disease. Before the introduction of OvaRex® MAb, an ovarian cancer patients’ only option was to undergo more chemotherapy. Second-line chemotherapy, however, suffers from a lack of effective therapeutic agents since most ovarian cancer tumors ultimately become resistant to chemotherapy. In a Phase IIB trial of OvaRex® MAb, select patients who had undergone successful front-line treatment and were subsequently treated with OvaRex® MAb had their time to disease relapse extended by 13.2 months in comparison to patients who were treated with placebo following successful first-line treatment.

About ViRexx Medical Corp.
ViRexx is a Canadian development-stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. ViRexx’s most advanced programs include product candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors. For additional information about ViRexx, please see www.virexx.com.

About Sigma-Tau Group
Sigma-Tau is a leading research-based Italian pharmaceutical company with a 2005 consolidated turnover of 674 Million Euro, end over 2400 employees worldwide. Therapeutic areas in which the company’s research and development are focused include, oncology, neurology, cardiovascular, gastroenterology, metabolism and immunology. Sigma-Tau is also dedicated to creating novel therapies for the unmet needs of patients with rare diseases. Truly unique in its field, Sigma-Tau places its considerable scientific resources behind the discovery, development and distribution of compounds that benefit the few. Sigma-Tau has operating subsidiaries throughout Europe, the U.S., Sudan and maintains a presence in all of the world’s major pharmaceutical markets. For additional information please see www.sigma-tau.it

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Scott Langille Chief Financial Officer ViRexx Medical Corp. Tel: (780) 989-6708 Fax: (780) 436-0068 slangille@virexx.com